Exhibit (a)(3)

AMENDED AND RESTATED

SCHEDULE A

TO AGREEMENT AND DECLARATION OF TRUST

This Amended and Restated Schedule A (“Schedule A”) to the Ivy NextShares Amended and Restated Agreement and Declaration of Trust dated August 16, 2017 (the “Agreement”), is effective as of October 31, 2017, and supersedes any prior Schedule A to the Agreement.

Ivy Focused Growth NextShares

Ivy Focused Value NextShares

Ivy Focused Energy NextShares